SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, August 25, 2026.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2nd Floor

ZIP CODE 01010-010, São Paulo, State of São Paulo

Ana Lucia da Costa Pereira

Listing and Issuer Regulation Superintendent

B3 S.A. - Brasil, Bolsa, Balcão

c.c.: CVM - Securities Exchange Commission

Mr. Fernando Soares Vieira - Superintendent of Corporate Relations

Ref.: Letter No.257/2026-SLE dated August 24, 2026 - Braskem S.A. - Request for Clarification Regarding News Report Published in the Media

Dear Sir/Madam,

We refer to B3 Letter No. 257/2026-SLE ("Letter"), dated August 24, 2026, pursuant to which you requested clarifications from Braskem S.A. (“Braskem” or the “Company”), as detailed below:

“Ref.: Request for Clarification Regarding News Report Published in the Media

Dear sir,

In a news article published by the newspaper Valor Econômico, on August 24, 2026, under the headline "Agreement between Braskem and creditors provides for the possibility of a 'follow-on' if there is a need for capital, sources say" it is stated, among other things, that:

•	The basic terms of the agreement reached between Braskem and one-third of its creditors provide for the possibility of the company going to the market to raise funds, should there be a deterioration in financial metrics. A subsequent share offering ("follow-on"), potentially also with the participation of controlling and minority shareholders, would be the path to raise capital, according to sources close to the negotiations.
•	Under the basic terms agreed upon with the creditors, in addition to a potential follow-on (...), there is provision for an extension of the debt maturity and a grace period for interest payments.

We request clarification regarding the matters highlighted above by August 25, 2026, including confirmation or denial thereof, as well as any other information deemed relevant.

The Company reiterates that, as disclosed in (i) the Material Fact published on September 26, 2025, the Company retained specialized financial and legal advisors to assist it in conducting a comprehensive assessment of economic and financial alternatives aimed at optimizing its capital structure; and (ii) the Material Fact published on June 25, 2026, the Company and certain holders of, and investment managers for, one or more of the Senior Notes and Debentures issued or guaranteed by Braskem ("Investors"), together with their respective advisors, have been exchanging information and non-binding, indicative proposals regarding terms and conditions in the context of a potential reorganization of the Company's capital structure ("Restructuring").

Since then, and as clarified in the responses to B3 Letter No. 219/2026-SLE, CVM Letter No. 231/2026/CVM/SEP/GEA-1 and B3 Letter No. 229/2026-SLE disclosed by the Company through Notices to the Market on July 21, 2026, July 28, 2026, and July 31, 2026, respectively, the Company and its advisors have continued to engage with financial creditors and their advisors, having received indicative and non-binding proposals from groups of creditors for a potential Restructuring. Such proposals include a possible capitalization and the granting of security interests over assets as collateral, which remain under analysis by the Company.

In this regard, with the objective of ensuring a stable, protected, and appropriate legal environment for negotiating and implementing the restructuring of its unsecured financial obligations and for the continuation of the negotiations with its financial creditors, the Company, following a decision by its Board of Directors on August 24, 2026, has filed, on the same date and after the formalization of the relevant documents, a request for extrajudicial reorganization ("Extrajudicial Reorganization"), assigned to the 2nd Bankruptcy and Judicial Reorganization Court of the Judicial District of the Capital of the State of São Paulo, pursuant to the Material Fact disclosed on the same day.

As disclosed in the Material Fact of August 25, 2026, The Company has secured the participation in the extrajudicial reorganization plan that was filed (the “Plan”) of unsecured creditors who, collectively, represent 39.6% of the Subject Claims (“Signatory Creditors”), a percentage sufficient to file the referred petition. The Plan, which is available on the investor relations website of Braskem, and on the websites of the CVM and B3, establishes, among other things, the general parameters that will form the basis for negotiations between the Debtors, their main shareholders, and their financial creditors of the terms and conditions of an updated plan ("Updated Plan"), to be presented within the next 90 days following the filing of the Extrajudicial Reorganization request.

Such parameters include, among others: (i) an amendment and extension of the obligations and maturities of the Subject Claims, including capitalization of interest for a period to be defined (relief period), considering the Company’s operational turnaround and the Debtors’ capital and liquidity needs, alongside compensation to creditors for providing such extension and relief, including through economics and credit enhancements of the Subject Claims as well as reporting and oversight to be agreed; (ii) potential liquidity support from the Company’s main shareholders during the relief period, if necessary, 2 subject to their approvals required under the applicable governance; (iii) a commitment by the main shareholders or third parties (to the extent agreed by the Debtors, the main shareholders, and the Signatory Creditors), to contribute or backstop equity capital to the Debtors at the end of the relief period or such other date to be agreed, subject to their approvals required under the applicable governance, should the Company fail to meet certain metrics to be negotiated; and (iv) possible equitization of a portion of the Subject Claims at the end of the relief period or other date as agreed.

The terms, conditions and deadlines of the aforementioned and other parameters to be included in the Updated Plan, are subject to the negotiation and agreement by the Company, its main shareholders and the Signatory Creditors, and their approvals required under the applicable governance. The filing of the petition for Extrajudicial Reorganization made today takes effect immediately and suspends the enforceability of the Debtors’ obligations with respect to the Subject Claims.

As of this date, there is no decision on the final terms of the Restructuring. The Company reaffirms to Investors that it remains fully committed to continuing discussions with its financial creditors in pursuit of a consensual, structuring, and orderly solution for its capital structure, ensuring the continuity of its operations in the normal course of business.

There being no further matters to address at this time, we remain at disposal for any further clarification that may be required.

Additional information can be obtained from the Investor Relations Department by phone at +55 (11) 3576 9531 or by email at braskem-ri@braskem.com.br.

Sincerely,

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.